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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 17)(1)


                              Synergy Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    87159E303
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                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 2003
                      ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 87159E303                  13D/A                           PAGE 2 OF 7


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lloyd I. Miller, III                      ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  [ ]

                                                                        (B)  [ ]
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3      SEC USE ONLY


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4      SOURCE OF FUNDS*
       PF-OO**
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR  2(E)

       [  ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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      NUMBER OF        7 SOLE VOTING POWER
       SHARES
    BENEFICIALLY         265,900***
      OWNED BY        ----------------------------------------------------------
        EACH           8 SHARED VOTING POWER
      REPORTING
       PERSON            585,757***
        WITH          ----------------------------------------------------------
                       9 SOLE DISPOSITIVE POWER

                         265,900***
                      ----------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER

                         585,757***
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       851,657***
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       43.8%***
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14     TYPE OF REPORTING PERSON*

       IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  SEE RESPONSE TO ITEM 3, HEREIN.

*** SEE RESPONSE TO ITEM 5, HEREIN.
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                                                                     PAGE 3 OF 7

             AMENDMENT NO. 17 TO THE ORIGINAL REPORT ON SCHEDULE 13D

        INTRODUCTION

        This constitutes Amendment No. 17 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person"), dated September 26, 2001, as amended (the "Statement"), relating to the Common Stock, par value $0.001 per share (the "Shares") of Synergy Brands, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

            Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

      Miller is the advisor to Trust A-2, Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-2, Trust A-3 and Trust A-4 were created pursuant to a Declaration Judgment, signed by the Honorable Wayne P. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly the Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Shares purchased by the Reporting Person as an advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares in (i) Trust A-2 was $25,000.00, (ii) Trust A-3 was $25,000.00, (iii) in Trust A-4 was $1,563,031.59 and (iv) in Trust C was $118,341.50.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P and Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The purchase price for the Shares in (i) Milfam I, L.P. was $1,150,000.00 and (ii) Milfam II, L.P. was $265,850.03.

      All of the Shares purchased by the Reporting Person on his own behalf were purchased with personal funds generated and held by the Reporting Person. The purchase price for the Shares purchased by the Reporting Person on his own behalf was $670,443.00.
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                                                                     PAGE 4 OF 7


        ITEM 4. PURPOSE OF THE TRANSACTION

            Item 4. of the Statement is hereby amended and restated in its entirety to read as follows:

      Miller considers his beneficial ownership reported herein of the 851,657 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Miller is a party to a certain letter agreement with the chairman of the Company's board of directors, Mair Faibish ("Faibish"), which provides, among other things, that (i) subject to certain qualifications, Faibish shall use reasonable efforts to cause an individual designated by Miller to be nominated for election to the Company's board of directors, and (ii) upon request, Miller has the right to receive consulting fees from the Company not to exceed $10,000.00. The letter agreement is hereby incorporated by reference and attached to the Statement as Exhibit 99.5.

      On December 3, 2003, the date of the filing of Amendment No. 16 to the Statement ("Amendment No. 16"), the percentage of Shares beneficially owned by the Reporting Person (the "Beneficial Ownership Percentage") was 44.0%. The purpose of this Amendment is to report that on December 31, 2003, the Reporting Person purchased additional shares, and a material change occurred to Miller's Beneficial Ownership Percentage, which increased to 45.7%.

      Pursuant to that certain letter dated December 17, 2003, from the Reporting Person to his former wife, Dail Miller ("Dail Miller"), effective as of January 1, 2004, the Reporting Person disclaimed beneficial ownership with respect to any Shares held, directly or indirectly, of record or beneficially by Dail Miller. On January 1, 2004, solely as a result of the Reporting Person's disclaimer of any Shares held, directly or indirectly, of record or beneficially by Dail Miller, the Reporting Person's Beneficial Ownership Percentage was reduced to 43.8%.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

             Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) Miller is deemed to beneficially own 851,657 Shares (which is 43.8% of the outstanding Shares, based on (i) 1,894,359 outstanding Shares pursuant to the Company's quarterly report on Form 10Q filed on November 14, 2003 and (ii) 51,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 435,523 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 175,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3.

     (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by the Trusts. Miller has or may be deemed to have sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P, Milfam II, L.P. and Miller directly (see Item 6 of the Statement).
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                                                                     PAGE 5 OF 7


     The filing of this Amendment No. 17 to the Statement shall not be deemed an admission that the Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Amendment.

     (c) The Reporting Person has not effected any purchases of Shares during the past 60 days.

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:

Trust Agreement

The Trust Agreement provides in pertinent part as follows: The Trustee shall not make any investments, reinvestments or changes in investments of the assets of the Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

Operating Agreement

The Operating Agreement provides in pertinent part as follows: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

Milfam I Partnership Agreement

The Milfam I Partnership Agreement provides in pertinent part as follows: The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

Milfam II Partnership Agreement
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                                                                     PAGE 6 OF 7


The Milfam II Partnership Agreement provides in pertinent part as follows: The General Partner shall have all of the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided.

Dail Miller Letter

See Item 4.
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                                                                     PAGE 7 OF 7


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 23, 2004

                                                    /s/ Lloyd I. Miller, III
                                                 -------------------------------
                                                      Lloyd I. Miller, III